BYLAWS OF

		RCC HOLDINGS CORP


ARTICLE I-OFFICES

The principal office of the corporation in the State of Californie shall be located in the city of Caremont, County of Los Angeles. The corporation may have such other offices, either within or without the State of Incorporation as the Board of Directors may designate or as the business of the corporation may from time to time require.


ARTICLE II-STOCKHOLDERS

1.  Annual Meeting
	The annual meeting of the stockholders
shall be held on the 10th day of March each year,
 beginning with the year 2004 at the hour 12 o'clock P.M., for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday such meeting shall be held on the next succeeding business day.

2.  Special Meetings
	Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be call by the president or by the directors, and shall be called by the president at the request of the holders of not less than 51 percent of all the outstanding shares of the corporation entitled to vote at the meeting.

3.  Place of Meeting
	The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate


			By-Laws 1